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The Cube Cowork

Coworking Space

4709 Harford Rd
Baltimore, MD 21214
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Early Investor Bonus: The investment multiple is increased to 1.4× for the next $25,000 invested.
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THE PITCH
The Cube Cowork is seeking investment to expand into a 15K sq ft space.
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INVESTOR PERKS

The Cube Cowork is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Cube Cowork Recognition Invest $500 or more to qualify. 25 of 25 remaining

Invest $500 and we will include your name and/or logo along with relevant marketing materials in our newsletter monthly for a year. The year starts when the campaign closes.

Cube Cowork Membership Invest $1,000 or more to qualify. 25 of 25 remaining

Invest at least $1000 and you will receive one year of Coworking membership. Coworking membership at The Cube Cowork will provide you an opportunity to utilize our space in any location Monday- Saturday 9am-9pm. The year will start once the campaign closes.

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Our Story

In 2014, as a mom, wife, and entrepreneur, CEO and Cofounder Dr. Tammira Lucas struggled to choose her business or her family. She quickly learned that she was not the only mother faced with these struggles while consulting and training mom entrepreneurs. Dr. Lucas called on her business partners/sister to come together to figure out how to provide a solution to the many problems mom entrepreneurs faced.

The two moms spent two years researching solutions and the results of their extensive research determined that mom entrepreneurs all shared the same wants: more time, network, decrease in childcare expenses and support services/education to grow their businesses.

There are 27 Million Entrepreneurs in the United States, 57% are parents, and 45% are women-owned businesses. As we know, women-owned businesses grow in number but not in receipts as our male counterparts. Part of the reason black women business owners are unable to grow their receipts as fast as white women and men is their pressure to balance their families and their businesses.

Childcare plays a considerable role in this issue. Yearly parents spend, on average, $15,000+ on childcare. Being a parent entrepreneur means you have to decide whether you will invest $15,000 in your business or childcare. Parents should not have to choose. Dr. Lucas & TeKesha created a solution that would provide more time, The Cube Cowork.

The Cube Cowork merges social impact with community impact by providing and engaging communal space for women (specifically mothers) to collaborate and run their businesses. The Cube Cowork provides onsite babysitting services, business-building resources, meeting rooms, and private office space rental.

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TESTIMONIAL
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The Problem

Yearly parents spend, on average, $15,000 on childcare. Parents also struggle with finding quality childcare facilities that are affordable. Being a mom (or dad) entrepreneur means you have to decide whether you will invest $15,000 in your business or childcare.

Our Solution

We are the only membership based black woman-owned coworking space that provides pay as you go babysitting services with socially relevant education in the United States. The key differentiator is that we not only support our community, but we provide a form of childcare with grandparents being the babysitter.

Why The Cube Cowork?

Creating Generational Wealth

On-site babysitting services

Keeping senior citizens "young"

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THE SPACE
THE CUBE COWORK
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THE TEAM
Dr. Tammira Lucas
CEO

Recognized as one of Baltimore's Top 40 under 40,

Dr. Tammira Lucas is a thought leader who has quickly emerged as a trailblazer among millennial professionals and a powerful voice for communities locally, nationally, and internationally. Dr. Lucas is the founder of The Cube, Cowork, the largest black women-owned coworking space in the United States that provides babysitting services. Dr. Lucas is a strong advocate for women in business, especially moms. With her dedication to ensuring that all moms have access to resources and support to balance their careers, businesses, and family, she co-founded The National Association of Mom Entrepreneurs (formally Moms As Entrepreneurs). The National Association of Mom Entrepreneurs provides advocacy, support, and resources for mom entrepreneurs. Dr. Lucas is an Author, Speaker, Philanthropist, and Professor. Dr. Lucas has dedicated her life to focus on building stronger and equitable communities through leadership, education, social innovation, and entrepreneurship. Dr. Lucas holds three degrees in business, including a Doctor of Business Administration. Her biggest pride and joys are her daughter, Ryann, and her husband, Robert.

Tekesha Jamison
CFO

TeKesha Jamison is an award winning entrepreneur. She has dedicated over 18 years of her life in leadership roles to provide sustainable solutions to the major issues with the local criminal justice system in Maryland. TeKesha has an extensive background in management and processes. She utilizes her skills from her career to enhance the experience and processes for all stakeholders at The Cube.

Denea Curry
CMO

Denea Curry is a marketing professional with over eight years of experience in working with brands to deliver exceptional marketing programs that drive revenue, increase conversion and build audience loyalty. In addition, Denea is passionate about helping brands execute elevated experiences that create impactful touch-points for their audiences to engage with the brand and provide more profound meaning to the audience-brand relationship. Most recently, Denea led the marketing efforts for cannabis dispensary start-up Far & Dotter, home of Maryland's #1 cannabis brand Curio Wellness, where she was responsible for brand execution and marketing strategy to support the company's goal of becoming the nation's largest cannabis franchise. Before that, Denea worked as the Mid-Atlantic and Ohio Area Marketing Director for Saks Fifth Avenue. She helped position the Saks brand as the premier destination for shopping, leading the regional strategy for top client experiences, vendor partnerships, and community relationships. Denea has also spent time providing marketing consultancy to small businesses in the Maryland area, including services from brand development, target audience strategies, social media optimizations, and event planning.

Omar Muhammad
Advisor
PRESS
The parent-friendly Cube Cowork is taking over a 15K-square-foot space in Northeast Baltimore

After bringing its babysitting services to a Hamilton-Lauraville space last year, The Cube Cowork assumed operations of all 15,000 square feet on April 1.

The Cube Cowork expands to become the largest Black-woman-owned coworking space in the country

Sister duo Tammira(l) and TeKesha(r) started The Cube Cowork in 2016 to remove the barrier of childcare for mom entrepreneurs. Now, the space has expanded from just 1,200 square feet […]

Women of Excellence 2022: Tammira Lucas, The Cube Cowork Email Share Share Tweet Share Article Print Order Reprints IN THIS ARTICLE Awards Topic Startups Topic Bizwomen Topic

Lucas is purchasing the building her company operates out of, a move she describes as "a HUGE deal."

The parent-friendly Cube Cowork is taking over a 15K-square-foot space in Northeast Baltimore

The Cube is expanding in the Hamilton-Lauraville space, as Function Coworking Community ceases operations. It brings a Black woman-owned coworking space to Harford Road — and cofounder Dr. Tammira Lucas is looking to make space for others.

The Coworking Space Putting Black Moms' Startup Dreams First

East Baltimore's The Cube, created by and for Black mom entrepreneurs, set itself apart with on-site babysitting services. Its founders' aim: To help women get stuff done – and build generational wealth.

Exploring Life & Business with Tammira Lucas of The Cube Cowork

Today we'd like to introduce you to Tammira Lucas.

The Cube: Innovative coworking space designed with parents in mind, offers kids' areas too

BALTIMORE (WBFF) – Welcome to The Cube: it's a communal coworking space that's the first of its kind and this month, it's set to open its doors in the Baltimore area, inviting parents and kids to take advantage of the easy-come, easy-go working environment

Working From Home? Here Are 7 Black-Owned Coworking Spaces You Need To Visit

We've compiled a list of black-owned coworking spaces that you should keep on your radar.

Meet Tammira Lucas

We recently connected with Tammira Lucas and have shared our conversation below.

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PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Opening Costs $93,250
Mainvest Compensation $6,750
Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $379,087 $448,500 $515,775 $593,141 $660,356

EXPENSES

Rent $152,593 $108,000 $108,000 $108,000 $108,000

Advertising & Promotions $1,201 $1,231 $1,261 $1,292 $1,324

Utilities $70 $71 $72 $73 $74

Insurance $1,240 $1,271 $1,302 $1,334 $1,367

Meals & Entertaiment $439 $449 $460 $471 $482

Office Supplies $6,822 $6,992 $7,166 $7,345 $7,528

Total Payroll Expenses $36,217 $42,848 $49,275 $56,666 $63,087

Professional Fees $70,196 $71,950 $73,748 $75,591 $77,480

Postage and Delivery $343 $351 $359 $367 $376

Purchases $224 $229 $234 $239 $244

QuickBooks Payments Fees $16,487 $0 $173,210 $0 $0

Telephone $669 $685 $702 $719 $736

Uncategorized Expense $1,281 $1,313 $1,345 $1,378 $1,412

Utlities $3,133 $3,211 $3,291 $3,373 $3,457

Operating Profit $88,172 $209,899 $95,350 $336,293 $394,789

This information is provided by The Cube Cowork. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Why The Cube Cowork-3.pdf

Mainvest Verbiage.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends June 9th, 2023

Summary of Terms

Legal Business Name Cube Cowork

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.4×

Investment Multiple 1.3×

Business's Revenue Share 5%-6.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

The Cube Cowork has been operating since September, 2016 and has since achieved the following milestones:

Opened first location in Baltimore County, Maryland

Achieved revenue of $16,548.00 in 2017, which then grew to $379,087.09 in 2022.

Achieved net income of $7,832.27 in 2017, which then grew to $88,052.90 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of March 16, 2022, The Cube Cowork has debt of $0 outstanding and a cash balance of $160,982.44.

Financial liquidity

The Cube Cowork has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. The Cube Cowork expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Cube Cowork to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Cube Cowork operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Cube Cowork competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Cube Cowork's core business or the inability to compete successfully against the with other competitors could negatively affect The Cube Cowork's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Cube Cowork's management or vote on and/or influence any managerial decisions regarding The Cube Cowork. Furthermore, if the founders or other key personnel of The Cube Cowork were to leave The Cube Cowork or become unable to work, The Cube Cowork (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Cube Cowork and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Cube Cowork is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Cube Cowork might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Cube Cowork is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Cube Cowork

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Cube Cowork's financial performance or ability to continue to operate. In the event The Cube Cowork ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Cube Cowork nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Cube Cowork will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Cube Cowork is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Cube Cowork will carry some insurance, The Cube Cowork may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Cube Cowork could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Cube Cowork's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Cube Cowork's management will coincide: you both want The Cube Cowork to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Cube Cowork to act conservative to make sure they are best equipped to repay the Note obligations, while The Cube Cowork might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Cube Cowork needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Cube Cowork or management), which is responsible for monitoring The Cube Cowork's compliance with the law. The Cube Cowork will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Cube Cowork is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Cube Cowork fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Cube Cowork, and the revenue of The Cube Cowork can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Cube Cowork to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

The Cube Cowork is still in the process of purchasing the real estate that the business currently lease. To the extent The Cube Cowork is unable to close on the purchase of the building, investors may lose some or all of their investment.

This information is provided by The Cube Cowork. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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